FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Customers Test BlackBerry’s Latest Enterprise Mobility Solution	3.

Document 1

  NEWS RELEASE
December 3, 2013

FOR IMMEDIATE RELEASE

Customers Test BlackBerry’s Latest Enterprise Mobility Solution

•	New version of BlackBerry Enterprise Service 10 available globally
•	Morgan Stanley, Boeing, Aneurin Bevan University Health Board and Secusmart testing BES10 version 10.2
•	Customers have installed nearly 30,000 BES10 commercial and test servers around the world

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced enhancements to its award-winning multi-OS enterprise mobility management (EMM) solution with the release of BlackBerry® Enterprise Service 10 (BES10) version 10.2. BES10 customers including Morgan Stanley, Boeing, Aneurin Bevan University Health Board and Secusmart are currently participating in the BES10 version 10.2 Early Adopter and Beta programs, and are running the new version in a test environment.

To date, customers have installed nearly 30,000 BES10 commercial and test servers around the world. Organizations continue to choose BlackBerry because it is the most proven and trusted enterprise mobility management (EMM) solution, supporting iOS®, Android™ and BlackBerry smartphones. That is why Secusmart, a leading expert in the field of highly secure mobile voice and data communication, uses BES10, and chose to be an early adopter of version 10.2.

"Secusmart’s needs an EMM solution that can enable our workforce to be more productive and connected, while maintaining our strict security standards and not compromising on our end user experience,” said Dr. Hans-Christoph Quelle, CEO of Secusmart. “BES10 provides the necessary functionality and security for our employees and has truly exceeded our expectations. We’ve benefitted tremendously from BlackBerry’s single, secure multi-platform connectivity model to mobilize our business and empower our employees to be more productive and better equipped to serve our customers.”

Recently named the Best Mobile Device Management Software for 2013 by UK enterprise IT publication V3, BES10 is the only enterprise mobility management solution capable of delivering comprehensive management and security for devices, apps and content across iOS, Android and BlackBerry devices, all easily managed through a single console. Backed by industry leading global support services, BES10 offers a seamless, scalable and cost-effective way to truly mobilize businesses, enabling organizations to balance end user and corporate needs without compromising security.

"There’s a huge opportunity in the enterprise market for vendors that can meet customer requirements for full turn-key solutions for their security and enterprise mobility management demands,” says Stacy Crook, Research Director, Mobile Enterprise at IDC. “By adding features that support BYOD across any device type, self-service, scalability, and the flexibility to build mobile management into business processes, BlackBerry's latest release of BES10 demonstrates the company's ongoing commitment to its enterprise customer base."

“We enable any organization or government agency to manage iOS, Android and BlackBerry devices without compromising security,” said Stephen Bates, Head of the Enterprise Business Unit at BlackBerry. “No other mobile vendor has the same level of trusted and proven security as BlackBerry. We’ve achieved this with an end-to-end multi-platform solution that’s secured at the device, server and network layer. And now BES10 version 10.2 provides even more tools to help manage BYOD environments and achieve cost efficiencies.”

 BES10 version 10.2 brings key new features to the EMM solution, including:

•
Expanded Multi-Platform support: Includes Secure Work Space support for iOS 7 background email sync, API support allowing the automation of BES10 functions for iOS and Android devices through BlackBerry Web Services, and dynamic support for iOS and Android OS updates, which allows IT administrators to create activation and application distribution rules for the latest iOS and Android devices that employees bring into the organization, without requiring a server upgrade.

•
BYOD Enrolment for iOS and Android: truly enable BYOD by allowing administrators to manage only the Secure Work Space container on iOS and Android devices, thereby providing BYOD users with the assurance that the personal information and apps on their device remains in their control.

•	Self-Service Portal: A self-service portal enables users to perform device management tasks on their own, meaning fewer calls to IT, lower TCO and more control to users.
•
Reduced Cost: BES10 now easily scales to support 100,000 devices per domain, with any mix of BlackBerry, iOS and Android devices, reducing the number of servers and resources required for large scale deployments, and significantly reducing costs.

BES10 version 10.2 server software is free to download at www.bes10.com.

BlackBerry’s Global Enterprise Support Services

Customers are actively taking advantage of BlackBerry’s global enterprise support services. The company provides support to enterprise customers in more than 90 countries, with some of the largest device deployments across a variety of industries, including Health Care, Public Safety, Finance, Public Sector, Education and more.

BlackBerry Care Support is included when customers deploy BES10. It comes with 12x5 electronic access to experts at BlackBerry for two named IT administrators with a next business day response, as well as access to training, productivity and diagnostic tools. Additional levels of technical support services are also available, including support for BES10 deployments with iOS and Android devices.
In addition, BlackBerry is introducing BlackBerry Software Assurance. This new service offering helps customers upgrade to BES10 from earlier versions of BES. BlackBerry Software Assurance is included with the “Advantage” level or higher technical support or as a standalone annual subscription service for customers who may not require full support. For more information about BlackBerry’s technical support services, visit www.blackberry.com/btss

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Kim Geiger
BlackBerry Media Relations
+1-647-283-7150
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 3, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer